Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

April 29, 2016
VIA EMAIL AND EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Boingo Wireless, Inc.
Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement")
Filed on April 18 by Ides Capital Management LP et al.
File No. 1-352155
Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated April 26, 2016 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have reviewed the Comment Letter with Ides Capital Management LP and the other participants named in the Proxy Statement (collectively, "Ides") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below correspond to the marked version of the changed pages to the Proxy Statement attached hereto as Exhibit B. To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement
General
1.	We note that the first paragraph of the proxy statement defines the term "Ides" to include not only the Ides Entities but also the 4 individuals referenced therein, including the Nominees. We also note disclosure on the bottom of page 10 indicating that "…the Nominees have no relationship with Ides, financial or otherwise, that would affect their ability to fulfill their fiduciary duties to stockholders." In addition, we note disclosure in the letter to shareholders and elsewhere that indicates that "Ides" beneficially owns a total of 153,577 shares of common stock of the Company. Given the statements above, please revise:

Office of Mergers and Acquisitions
April 29, 2016

•	the first paragraph of the letter to shareholders and the first page of the proxy statement to clarify that none of the Ides Entities holds any shares of the Company's common stock; and
•	the disclosure on page 10 that appears to conflate the term "Ides" with the term "Ides Entities."
Ides acknowledges the Staff's comment and has revised the Proxy Statement to include the principals of Ides, Dianne McKeever and Robert Longnecker, in the definition of Ides and to clarify the shares of the Company's common stock are owned by Ides and the other participants in the solicitation. Please see Page 1 of the Proxy Statement attached hereto in Exhibit B.
The Proxy Statement has also been revised to eliminate the term "Ides Entities" and therefore  any conflation between term "Ides" and the "Ides Entities" in light of the revised definition of the term "Ides." Please see pages 1, 13 and 18 of the Proxy Statement, attached hereto in Exhibit B.
Background to the Solicitation, page 4
2.	Disclosure in this section states that "counsel for the Company informed Ides that the Company's directors now wanted to condition direct settlement discussions between Ides and the Company on execution of a document prohibiting disclosure of what was said." It is our understanding that Mr. David Hagan, Boingo's Chief Executive Officer, clarified that settlement negotiations between Boingo and the participants were not conditioned on execution of such a document. Please advise or revise.
Ides acknowledges the Staff's comment and has revised the Proxy Statement to clarify that this condition was subsequently dropped.  Please see page 6 of the Proxy Statement, attached hereto in Exhibit B.
Reasons for the Solicitation, page 8
3.	Refer to the first paragraph of this section. As it appears that none of the Ides Entities holds any shares of the Company's common stock, please advise why the first two sentences of this paragraph are relevant to the discussion that follows.
Ides acknowledges the Staff's comment. On a supplemental basis and as noted in response #1 above, the definition of "Ides" has been revised to include the principals of Ides in order to make it clear that the formerly mis-identified "Ides Entities" do own stock. The Proxy Statement has also been revised to make clear the connection between Ides and the particular individual, Robert Longnecker, the Partner and Director of Ides Capital Management LP, who nominated the Nominees. Please see page 8 of the Proxy Statement, attached hereto in Exhibit B.

Office of Mergers and Acquisitions
April 29, 2016

Election of Directors, page 12
4.	We note the statement on page 13 that, "in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [GOLD] proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's bylaws and applicable law." Please confirm for us that should the participants nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
Ides acknowledges the Staff's comment and confirms for the Staff that should the participants nominate substitute nominee(s) before the Annual Meeting, Ides will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

* * *

Office of Mergers and Acquisitions
April 29, 2016

In connection with responding to the Staff's comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto as Exhibit A.

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
     Christopher P. Davis

Cc:  Jason W. Soncini

Exhibit A

Acknowledgment

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on April 18, 2016 (the "Proxy Statement"), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	The staff's comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

[Acknowledgement Signature Page]

IDES CAPITAL MANAGEMENT LP

By:	Ides Capital GP LLC General Partner

By:	/s/ Dianne McKeever
Name: Dianne McKeever
Title: Chief Investment Officer

IDES CAPITAL OPPORTUNITIES FUND, LP

By:	Ides Capital Advisors LLC General Partner

By:	/s/ Dianne McKeever
Name: Dianne McKeever
Title: Chief Investment Officer

IDES CAPITAL ADVISORS LLC

By:	/s/ Dianne McKeever
Name: Dianne McKeever
Title: Chief Investment Officer

IDES CAPITAL GP LLC

By:	/s/ Dianne McKeever
Name: Dianne McKeever
Title: Chief Investment Officer

[Acknowledgement Signature Page]

/s/Dianne McKeever
DIANNE MCKEEVER

/s/ Robert Longnecker
ROBERT LONGNECKER

/s/ Karen Finerman
KAREN FINERMAN

/s/ Bradley Stewart
BRADLEY STEWART

Exhibit B
ANNUAL MEETING OF STOCKHOLDERS
OF
BOINGO WIRELESS, INC.
---------------------------
PROXY STATEMENT
OF
IDES CAPITAL MANAGEMENT LP
---------------------------
PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY
Ides Capital Management LP, together with Ides Capital Opportunities Fund, LP, Ides Capital Advisors LLC, Ides Capital Partners LP, Ides Capital GP LLC ,  Dianne McKeever, and Robert Longnecker  (collectively, "Ides" or "we") together with the other Participants named herein, as of the date hereof,  own a total of 187,177 shares of Common Stock, $0.0001 par value (the "Common Stock") of Boingo Wireless, Inc., a Delaware corporation (the "Company"), which represents approximately .49 % of the shares outstanding. We are writing to you because we have little confidence that the Board of Directors (the "Board"), as currently composed, will adequately address the Company's declining stock price performance and resulting loss in stockholder value, poor operating record, mounting operating losses and declining returns on capital deployed, lack of transparency and weak corporate governance practices. The Board and management have had what we believe is ample time to address these concerns over many years and, in our view, have failed to do so. We have nominated two highly qualified, capable and committed individuals who have the relevant skill sets we believe are key to reversing what we see as the Company's chronic underperformance and to unlocking the Company's inherent value. We are seeking your support and your vote at the annual meeting of stockholders scheduled to be held on _____ __, 2016, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"), for the following:
1.	To elect Ides' two director nominees, Karen Finerman and Bradley Stewart (collectively, the "Nominees") to the Board in opposition to the Company's two Class II director nominees, to serve as Class II directors until the 2019 annual meeting of stockholders;
2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December

•
On April 11, 2016, counsel for the Company and counsel for Ides held a telephonic meeting. Although neither had instructions from or the ability to speak for their respective clients, counsel for the Company informed counsel for Ides of the Company's intention to file its preliminary proxy statement by the end of that week.

•
On April 12, 2016, counsel for Ides and counsel for the Company held a telephonic meeting in which counsel for Ides conveyed that Ides preferred to have direct settlement negotiations with the Company instead of talking through lawyers. Counsel for the Company indicated that it thought that discussions between attorneys would be more productive. Counsel for Ides thereupon delivered a set of specific settlement proposals and asked for a response to them from the Company.

•
On April 13, 2016, counsel for Ides and the Company had another telephone conversation in which counsel for the Company conveyed that the directors now wanted to have direct settlement discussions with Ides. Counsel for Ides asked for responses to specific Ides proposals presented through counsel on April 12, 2016, but was not given specific responses to the detailed proposals. Company counsel said that those could come only from directors in direct discussions with Ides. In response to a direct question from counsel for Ides, counsel for the Company stated that the Company now would file its preliminary proxy statement that same day, April 13, 2016. In a second call after the Company filed its preliminary proxy statement, counsel for the Company informed Ides that the Company's directors now wanted to condition direct settlement discussions between Ides and the Company on execution of a document prohibiting disclosure of what was said , although that condition was subsequently dropped .

•	On April 14, 2016, Mr. Longnecker received an email from Mr. Hovenier responding to Ides' Section 220 demand for books and records.
•
On April 16, 2016, Mr. Hagan emailed Ms. McKeever, despite the Company's continued failure to respond to Ides' specific proposals presented on April 12, 2016. Ms. McKeever responded to Mr. Hagan to express disappointment that the Board had yet to respond to any of the proposals that Ides submitted on April 12, 2016.

•
On April 17, 2016, Mr. Hagan subsequently replied to Ms. McKeever without addressing any of the issues raised in Ms. McKeever's email or any of the proposals submitted by Ides through counsel on April 12, 2016. Ms. McKeever again sent an email again requesting a response to the proposals submitted by Ides on April 12, 2016.

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REASONS FOR THE SOLICITATION
Ides Capital Management LP ("Ides Capital") is a New York-based investment advisor focused on small and mid-capitalization public companies that are deeply undervalued and provide a margin of safety. Ides Capital seeks to constructively engage with management teams and corporate boards to improve corporate governance practices and to implement positive changes that drive long-term value to the benefit of all stockholders. For the reasons summarized below, on March 17, 2016, Mr. Longnecker, a Partner and Director of Ides Capital, nominated two highly qualified, independent candidates for election to the Company's Board at the Annual Meeting – Karen Finerman and Bradley Stewart. We urgently seek your support for our Nominees.
Ides is committed to maximizing value for all stockholders, and is asking you to elect our independent nominees to the Board as a means of effecting positive change. Ides has little confidence that the Board, as currently composed, will adequately address the following serious issues that face the Company:
•	Declining stock price performance and resulting loss in stockholder value;
•	Poor operating record, mounting losses from operations and declining returns on capital deployed;
•	Lack of transparency; and
•	Weak corporate governance practices, as judged by independent advisory services.

The Board has had what we believe to be ample time to address these concerns and, in our view, has failed to do so successfully. If elected, our nominees, who would represent a minority on the Board, would seek to work with the other Board members on behalf of all stockholders to address the Company's long-term history of underperformance and unlock value at the Company.
The Company's Stock Price Is Down 43% Since Its Initial Public Offering and Has Underperformed the Indices Chosen by the Company
In our opinion, stock price is the most clear, objective measure of the market's judgment of a public company's performance over a long period of time. In absolute terms, the Company's share price has declined 43% over the nearly five years since its May 2011 initial public offering as well as 9% over the last year.
The Company's stock price has also underperformed relative to relevant market indices.  In comparison to, for example, the NASDAQ Market Index, which is one of the indices the Company compares itself to in its Annual Report on Form 10-K, the Company's share price has underperformed as follows over the following timeframes:
•	Underperformance of -118% points since its May 2011 initial public offering, at which point Charles Boesenberg was already a director of the Company;

•	Underperformance of -24% points since Terry Jones joined the board in June 2013; and

•	Underperformance of -8% points over the last year.
Time Period (*)	Boingo Performance	Index Performance			Boingo Performance vs. Index
		Nasdaq	Russell 2000	S&P 500	Nasdaq	Russell 2000	S&P 500
May 2011	-43%	74%	34%	54%	-118%	-77%	-97%
June 17, 2013	19%	43%	14%	27%	-24%	5%	-8%
LTM	-9%	-1%	-11%	-1%	-8%	1%	-9%

_________________
  * Closing prices as of April 15, 2016.  Data provided by FactSet Research Systems Inc.
Ides believes the directors of the Company are accountable to stockholders for the long-term underperformance of the Company, including its stock price, which has suffered since the IPO and under the tenures of both Messrs. Boesenberg and Jones.
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Ms. Finerman and Mr. Stewart are citizens of the United States of America.
The principal business address of Ms. Finerman is 654 Madison Avenue, Suite 801, New York, NY 10065. The principal business address of Mr. Stewart is 2000 Sierra Point Parkway, Suite 200, Brisbane, CA 94005.
Other than as stated herein, there are no arrangements or understandings between Ides and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.
Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would, in our view, be, an "independent director" within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.
We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Company's bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Company's bylaws and shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Company's bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting or reconstitutes or reconfigures the classes on which the current directors serve. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Ides that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company's corporate machinery.
WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.
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SOLICITATION OF PROXIES
The solicitation of proxies pursuant to this Proxy Statement is being made by Ides. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.
Ides has entered into an agreement with Okapi Partners LLC for solicitation and advisory services in connection with this solicitation, for which Okapi Partners LLC will receive a fee not to exceed $[              ], together with reimbursement for its reasonable out-of-pocket expenses. Okapi Partners LLC will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Ides has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Ides will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Okapi Partners LLC will employ approximately [   ] persons to solicit stockholders for the Annual Meeting.
The entire expense of soliciting proxies is being borne by Ides. Costs of this solicitation of proxies are currently estimated to be approximately $[              ]. Ides estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[              ].

Ides will initially pay all costs associated with the solicitation of proxies, but we will seek reimbursement of such costs from the Company and will not submit such reimbursement to a vote of stockholders.
ADDITIONAL PARTICIPANT INFORMATION
Each of the members of Ides and each of the Nominees is a Participant in this solicitation. The principal business of each of Ides Capital Opportunities Fund, LP and Ides Capital Partners LP is acquiring, holding and disposing of investment securities. The principal business of Ides Capital Advisors LLC is serving as the general partner of Ides Capital Opportunities Fund, LP and Ides Capital Partners LP. The principal business of Ides Capital GP LLC is serving as the general partner of Ides Capital Management LP. The principal business of Ides Capital Management LP is serving as the investment manager of each of Ides Capital Opportunities Fund, LP and Ides Capital Partners LP. The principal occupation of Mr. Longnecker is serving as a Partner and Director of Ides Capital Management LP. The principal occupation of Ms. McKeever is serving as the Chief Investment Officer of Ides Capital Management LP.
The principal business address of each of the members of Ides is 157 Columbus Avenue, 4th Floor, New York, NY 10023.
As of the date hereof, Ms. McKeever directly owned 5,000 shares of Common Stock of the Company. As of the date hereof, Mr. Longnecker beneficially owned 106,647 shares of Common Stock, including (i) 19,000 shares owned directly, (ii) 98,247 shares held in managed accounts over which he has voting and dispositive power (the "Voting Accounts") and (iii) 22,000 shares held in managed accounts over which he has dispositive power (the "Dispositive Accounts" and, together with the Voting Accounts, the "Managed Accounts"). As of the date hereof, Mr. Stewart directly owned 12,930 shares and Ms. Finerman directly owned 30,000 shares. As of the date hereof, none of Ides Capital Management LP, Ides Capital Opportunities Fund, LP, Ides Capital Advisors LLC, Ides Capital Partners LP or Ides Capital GP LLC owned directly any shares of Common Stock.
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